
PORK BARREL BBQ
TOOLS BUILT FOR THE BACKYARD.
FROM THE SHARK TANK PITMASTERS WHO BUILT PORK BARREL BBQ.

porkbarrelbbq.com

BBQ TOOLS

Tools Built for the Backyard Grill & Griddle

Highlights

Repeat Founder

Started a prior company with $2M+ in funding or revenue

1. Shark Tank-backed founders w 15+ years of brand-building and over $4 million in online sales
2. $540K+ in BBQ Tools sales to date

3. 4.6+ star average across Amazon and Walmart reviews
4. 6 premium Flat-Top Griddle Tools & Covers launched in Summer 2026
5. Built for the fast-growing shift toward flat-top griddle and outdoor cooking
6. The griddle and outdoor cooking space is growing and is currently $5.91 billion in 2026
7. BBQ Tools is the next chapter of a proven brand.

Team



Brett Thompson CEO SPV Voting Proxy

Brett is the CEO and co-founder of Shark Tank's Pork Barrel BBQ and BBQ Tools. A seasoned entrepreneur and BBQ Pitmaster, he's also the co-founder of Jos. A. Magnus & Co. distillery. He has raised more than $10 million in capital across his companies.



Heath Hall President

Heath Hall is a championship pitmaster, award-winning BBQ entrepreneur, and co-founder of Pork Barrel BBQ and BBQ Tools. He has won major BBQ contests, created rubs and sauces named Best in America, and brings that same creative fire to BBQ Tools.

Tools Built for the Backyard Grill & Griddle

THE PROBLEM

You've been there. The burgers stick to the griddle mid-cookout. The spatula bends under pressure. The grill cover rips after one season. Cheap tools fail when

it matters.

Or you overpay for big brand gear designed by marketing teams who've never worked a flat-top through a smash burger rush or spent a weekend smoking ribs for the family.

Backyard cooks deserve tools built by real pitmasters.

That's why we created BBQ Tools.


INSTANT CLASSICS.
PRODUCTS WITH STRONG RATINGS
AND STEADY SELL-THROUGH.
BRUSH
TOOL KIT
GRILL COVER

OUR SOLUTION

BBQ Tools delivers dependable, well-built tools that help everyone cook with confidence.

Every product is designed by experienced pitmasters and tested for real-world cooking. We focus on:

- Premium materials built for durability and long-term use

- Premium materials built for durability and long-term use
- Thoughtful design details that solve real cooking problems
- Exceptional value compared with major premium brands

In Summer 2026, we expanded BBQ Tools into flat-top cooking with six new Griddle Tools & Covers — two covers, two meat presses and two professional-grade spatulas.

These products are now in market, bringing the same quality, durability and value that helped establish our original BBQ Tools line to one of outdoor cooking's most exciting categories.


YOUR GRIDDLE
DESERVES
BETTER TOOLS
SMASH BURGERS.
WEEKEND BREAKFASTS.
HIBACHI NIGHT AT HOME.
BUILT BY PITMASTERS.
NOW YOU CAN INVEST
IN THE BRAND.

GRIDDLE-READY TOOLS


PORK BARREL BBQ
PORK BARREL BBQ
PORK BARREL BBQ
PORK BARREL BBQ
COVER
SPATULA
PRESS

PROVEN FOUNDERS, PROVEN MODEL

Heath Hall and Brett Thompson are the co-founders of Pork Barrel BBQ, as seen on ABC's Shark Tank. They're lifelong pitmasters and entrepreneurs who know how to build brands people trust.

They secured a deal with Barbara Corcoran on Shark Tank. Their products have sold through Costco, Sam's Club, Walmart, Amazon and other major retailers. They've been featured by The Washington Post, Inc. Magazine, Good Morning America and more. America's Test Kitchen and Men's Health Magazine named their sauce Best BBQ Sauce in America.

The founders have spent more than 15 years building consumer brands, including over $4 million in online sales, raising capital and learning how to turn great products into businesses.

Now they're applying that experience to BBQ Tools — combining product expertise with modern marketplace data, technology and disciplined online brand-building.

BBQ TOOLS


FROM SHARK TANK
TO YOUR BACKYARD
BBQ TOOLS IS A GROWING BUSINESS BUILT
BY FOUNDERS WHO'VE DONE THIS BEFORE.
✓ SHARK TANK ALUMNI WITH BARBARA CORCORAN
✓ 15 YEARS BUILDING CONSUMER BRANDS
✓ SOLD AT AMAZON AND WALMART
✓ 4.6-STAR RATINGS

WANT TO SEE THEM IN ACTION?

BBQ Tools is already competing where customers shop.

Visit Walmart.com or Amazon and search to see our growing lineup of grill covers, brushes, tool sets and newly launched griddle products.

You'll see real products, real customer ratings and the marketplace presence we've spent the past several years building.

Be sure to check out our product videos while you're there.


WATERPROOF & UV-RESISTANT
PORK BARREL BBQ
Deal
Visit the Pork Barrel BBQ Store
Pork Barrel BBQ 36" Griddle Cover for Blackstone with Hood - Heavy Duty Waterproof Outdoor Grill Cover, Fits Models 5482 & 5484, 69" x 26" x 35.5
(4.7) 291 ratings
Size: 36"
28" $37.99 $44.99
36" Now $44.99 $54.99


PREMIUM CONSTRUCTION
+2
View all
Key item features
• Perfect Custom Fit: Specifically engineered as a premium alternative cover for the Blackstone 36" Griddle Model 5482, measuring exactly 69" L x 26" W x 35.5" H for full coverage.
• Heavy Duty Weather Protection: This grill cover is crafted from high-grade, weather-resistant fabric designed to protect your blackstone griddle from rain, wind, snow, dust, and harsh UV rays.
• Secure & Windproof Design: Equipped with heavy-duty fastening straps to keep the blackstone cover securely


Patio, Lawn & Garden › Grills & Outdoor Cooking › Outdoor Cooking Tools & Accessories › Grilling & Barbecue Utensils › Barbecue Tool Sets
PORK BARREL BBQ
Click to see full view
2+
2 VIDEOS
Pork Barrel BBQ Tool Set Grill Kit - Premium Stainless Steel BBQ Grill Accessories, Grilling Tools & BBQ Accessories for Outdoor Grill - Perfect BBQ Tools and Grilling Gifts for Men PT
Visit the Pork Barrel BBQ Store
4.6 (71) | Search this page
High price
$59.99 Price history
Or $15.00 /2 weeks (x4). Select from 2 plans
Apply for Prime Store Card and unlock a $100 Amazon Gift Card upon approval. Pay $59.99 $0.00 for this order. Learn more
Set name: BBQ Tools Set
BBQ Tools Set $59.99
Long Spatula $14.99
Wide Spatula $21.99
Brand Pork Barrel BBQ
Included Components Spatula
Material Stainless Steel
Item dimensions L x W x H 18 x 9 x 3 inches
Item Weight 1.16 kg

Check out our Grill Cover video here:


PROTECT YOUR GRILL.
FROM THE SHARK TANK PITMASTERS
WHO BUILT PORK BARREL BBQ.
PORK BARREL BBQ
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THE MARKET OPPORTUNITY

Flat-top griddle cooking has moved from restaurants to backyards, creating a growing new category of cooks looking for better tools, accessories and covers.

At the same time, consumers increasingly discover and buy outdoor cooking products through marketplaces like Amazon and Walmart — channels where BBQ Tools has already spent years building experience, customer history and marketplace credibility.

We believe that combination creates an opportunity for a focused brand that delivers premium quality without premium-brand markups.



A MARKET ON FIRE.
$5.91
U.S. OUTDOOR COOKING MARKET IS VALUED AT $5.91 BILLION AND GROWING.
FLAT-TOP GRIDDLE
NOW THE FASTEST-GROWING SEGMENT
1.2 BILLION
TIKTOK VIEWS FOR #BLACKSTONE
LEGACY BRANDS ARE SLOW TO ADAPT.
THE OPPORTUNITY IS WIDE OPEN.

FLAT-TOP GRIDDLE TOOLS AND COVERS ARE NOW LIVE

Flat-top cooking has become a major part of backyard cooking — and BBQ Tools is now built for it.

In Summer 2026, we launched six new products:

- Two Heavy-Duty Griddle Covers
- Two Cast-Iron Meat Presses
- Two Professional Griddle Spatulas

Like our original BBQ Tools products, the griddle line was developed around a simple philosophy: build products that feel better, perform better and last longer — while still delivering strong value.

Early marketplace response has been encouraging, reinforcing that customers will invest in tools when quality and performance justify the price.


PORK BARREL BBQ

WHY ARE YOU RAISING MONEY NOW?

We've spent the past several years doing the expensive work of proving the model.

Building successful products on Amazon and Walmart requires upfront investment in inventory, advertising, product content, customer acquisition and marketplace position.

That work has helped BBQ Tools generate more than $540,000 in sales to date, build a portfolio of highly rated products, establish premium pricing, and develop increasingly attractive product economics.

We've also learned something important: our growth is increasingly limited by inventory rather than our ability to create products customers want.

We've periodically run low or sold out of key products, limiting our ability to maintain momentum and fully capitalize on the marketplace positions we've worked to build.

We're raising now to put more capital behind what is already working.

We're raising this round to:

- Maintain deeper inventory on proven products
- Scale our newly launched Griddle Tools & Covers
- Continue investing in profitable marketplace growth opportunities
- Develop additional products using the marketplace knowledge and operating model we've already built

HOW WILL INVESTORS GET A RETURN?

Our goal is to grow BBQ Tools into one of the leading outdoor cooking brands in the U.S. within the next 3-5 years.

We anticipate potential investor returns through:

Acquisition: Larger consumer brands frequently acquire profitable niche companies with strong Amazon and Walmart performance.

Dividends: Once we reach sustained profitability and positive cash flow, we may distribute profits to investors.

Future Liquidity Events: As the business scales, we may explore strategic

Future Liquidity Events: As the business scales, we may explore strategic buyouts, private equity partnerships, or mergers.

While no investment is guaranteed, our track record of building brands and forging successful partnerships gives us confidence in our long-term trajectory.


EARN PERKS WHEN YOU INVEST
PORK BARREL BBQ
MEAT SMOKING GUIDE
$250+
The Founder's Nod:
Heath's BBQ Smoking Temp Guide (Digital), an exclusive invitation to the private BBQ Tools Founder's Circle community group, and your name listed on the "Founding Investors" page of the BBQ Tools website.
$500+
The Host's Essentials Kit:
Everything in Tier 1, plus a high-quality BBQ Grill Brush and a custom branded BBQ Tools apron. This package is for the person who takes pride in hosting.
PORK BARREL BBQ
$1,000+
The Griddle Master's Pack:
Everything in Tier 2, plus a set of BBQ Tools soon to be released Flat-Top Griddle Tools and Heath's Secret "Competition-Winning" Pork Butt Recipe (a private, investor-only PDF).
PORK BARREL BBQ
$5,000+



The Insider's Access Package:



Everything in Tier 3, plus a spot in an exclusive live Zoom cooking class with Heath, a small-group session where investors cook alongside a championship pitmaster in real time. Heath walks you through one of his signature recipes, answers questions, and gives you the kind of tips you only get from someone who has competed at the highest level. Bring your grill, your griddle, or your smoker.



$10,000+



The Pitmaster's BBQ Crawl*:

Everything included in Tier 4, plus an exclusive invitation for you and a guest to join Heath and Brett for a private Kansas City BBQ Crawl. Spend the day visiting their favorite local BBQ institutions, meeting surprise VIP guests along the way, and gaining insider insight into what makes Kansas City the heart of American barbecue. You'll experience the craft, culture, and stories behind the smoke — guided by founders who live it.

$25,000+

The Investor's Exclusive Day Long Cooking Class*:

Everything included in Tier 5, plus a signature BBQ Tool Set, a premium Grill Cover, and two tickets (you and a guest) to an exclusive private cooking class. Join Heath, Brett, and fellow top investors for an unforgettable day of hands-on cooking, exceptional food, and behind-the-scenes access to the BBQ Tools team. You'll leave with insider techniques, elevated skills, and the confidence to truly impress your friends and neighbors.

*Travel expenses not included.

Final Message from the Founders

"When we stepped onto the Shark Tank stage, we believed America deserved better BBQ.

Fifteen years later, that same belief fuels BBQ Tools. We're giving every backyard pitmaster the tools to make great food and great memories. Tools that hold up when the heat is on. Tools that help you be the person your friends and family count on for a great meal and a great time.

Now we're inviting you to own part of what we're building.

Join us, and let's build the next great American BBQ brand together."

— Heath Hall & Brett Thompson, Co-Founders